Filed Pursuant to Rule 433
Registration Statement No. 333-174653
Dated June 2, 2011
COVENTRY HEALTH CARE, INC.
5.450% SENIOR NOTES DUE 2021

Issuer:	Coventry Health Care, Inc.

Principal Amount:	$600,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Trade Date:	June 2, 2011

Settlement Date:	June 7, 2011 (T+3)

Maturity Date:	June 15, 2021

Issue Price:	99.800% of principal amount

Coupon:	5.450%

Yield:	5.476%

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Treasury Price / Yield:	100-27 / 3.026%

Spread to Benchmark Treasury:	+245 basis points

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2011

Optional Redemption Provisions:	Prior to March 15, 2021, in whole or in part at the greater of (i) 100% of the principal amount of the Notes and (ii) the discounted present value of the Notes at a discount rate of Treasury plus 37.5 basis points. On or after March 15, 2021, at 100% of the principal amount of the Notes.

CUSIP / ISIN:	222862 AJ3 / US222862AJ30

Underwriters:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Wells Fargo Securities, LLC
Goldman, Sachs & Co.
UBS Securities LLC
U.S. Bancorp Investments, Inc.

Expected Ratings:	Moody’s: Ba1 / S&P: BBB- / Fitch: BBB-

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407, J.P. Morgan Securities LLC collect at 212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.